November 10, 2010

United States Securities and Exchange Commission
100F. Street NE
Washington, D.C. 20549

Attn: Brandon Hill, Attorney-Adviser

Re:         Framewaves, Inc.
Current Report on Form 8-K
Filed September 17, 2010
File No. 033-02783-S

Dear Mr. Hill:

We are writing in response to your comment letter dated October 14, 2010 relating to our Current Report on Form 8-K. We have responded to each of the comments below the question that was presented. We have additionally enclosed a red-line copy of the changes made in Amendment Number 1 to the Report on Form 8-K that we filed on September 17, 2010. Finally, we have today filed Amendment Number 1 on the SEC Edgar system.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.           Throughout your disclosure, please differentiate between those aspects of your business of product(s) that are operational and those aspects that are aspirational in nature.  For example, to the extent that certain of your products are not yet functional and require additional research and development, you should address the current status of the product and time, costs and risks involved with becoming operational.  You should also clarify throughout that your company is in the development stage and that the described operations are either currently happening or are possible in the near future.

We have amended disclosure throughout the Report to differentiate those aspects of our business that are operational and those aspects that are aspirational in nature as per your comment.

Item 1.01 Entry into a Material Definitive Agreement, page 2

2.           We note your disclosure that, in connection with the share exchange transaction, B6 Sigma acquired 738,000 shares of Framewaves common stock from three Framewaves shareholders for the sum of $195,000.  These shares represented a majority of Framewaves’ outstanding common stock prior to the share exchange transaction.  Please disclose any material relationship between these shareholders, you, any of your affiliates, B6 Sigma or any affiliates of B6 Sigma.  Refer to Item 5.01 of Form 8-K.
Item 5.01 has been amended to reflect that names and amounts of shares sold by the three Shareholders as well as their relationships as per your comment.

Item 2.01 Completion of Acquisition of Assets, page 3

3.           Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between John Furlong and Valerie Vekkos, on one hand, and B6 Sigma and its executive officers and shareholders on the other.

Item 2.01 has been amended as per your comment.

Business, page 3

4.           Please provide your website address.

Our website address has been added on page 38 as per your comment.

5.           Please revise your disclosure in this section to provide all information required pursuant to Item 101(h) of Regulation S-K.  For example, please provide information regarding your market and competitors, potential effects of governmental regulations on your business and dependence on one or a few major customers.

This information has been added as per your comment.

6.           We note your disclosure on page 5 regarding your intent “to do classified work that cannot be discussed in this Memorandum but that offers both significant product and services revenue potential.”  Please revise to describe the nature of this work and explain the basis for your statement that it offers significant revenue potential.

This information has been revised and amended as per your comment.

7.           We note your example on page 6 that Boeing and Airbus are moving toward welded aircraft structures and could potentially benefit from using your IPQA hardware.  Please revise this disclosure to clarify, to the extent true, that the company currently does not have any contractual relationship or otherwise conduct business with either Boeing or Airbus.

This information has been revised and amended as per your comment.

8.           As stated above, please clarify the status of the technology (i.e. development stage or operational) described in the “Technical Description of Production Areas” section.  For development stage products or services, provide information about the current state of development.  In addition, please disclose the name of the company you have partnered with to develop your NanoFlow technology and describe the terms of your relationship with that company.  Explain how this technology is expected to fit within your overall business plan.

This information has been revised and amended as per your comment.

9.           We note your statement on page 4 that you believe that B6 Sigma owns all of its proprietary information and technology.  Please disclose any concerns or uncertainties surrounding B6 Sigma’s ownership of its proprietary information and technology.

We know of no concerns and have disclosed this in the Amendment.

10.         Based on your disclosure, it appears that intellectual property protection for your assets is fundamental to your business.  Please provide additional disclosure regarding the steps you have taken to protect your intellectual property, including the term of your current patent and the status of your patent applications.  Refer to Item 101(h)(4)(vii) of Regulation S-K.

Disclosure has been added under the heading of “Legal Proceedings”. Disclosure has also been added regarding the term of the current patent and the status of patent applications.

Risk Factors, page 7

11.         Please add a risk factor highlighting your auditor’s reservations about your ability to continue as a going concern.

We have added a Risk Factor relating to Going Concern.

12.         In general, please review your risk factor subheadings to insure that each subheading clearly and concisely identifies a risk to your business.  For example, you included several subheading (e.g. “Timing of Payments” and “Governmental consents and waivers”) that are generic and do not clearly identify what risk these facts pose to your business.  It should also be clear which risks impact your business as currently conducted and which risks may impact your business if you expand your operations in the future.  In addition, ensure that all risk factor disclosure is appropriately updated for this Form 8-K filing.  For example, we note your references to an Offering on page 7 and your discussion of a possible reverse merger with a public shell on page 14.

We have complied with this comment.

Timing of payments, page 11

13.         We note your disclosure that “a significant portion of your expenses are fixed.”  Please provide additional disclosure regarding these fixed expenses.

We have complied with this comment.

We have significant competition, page 12

14.         We note that you discuss competition in the consulting industry as a risk to your business.  Please discuss your consulting operations or plans in the Business section of the Form 8-K.

We have complied with this comment.

We depend upon our intellectual property…, page 12

15.         Please file the Asset Purchase Agreement with TMC Corporation as a material agreement pursuant to Item 601 of Registration S-K.  In the Overview section of the MD&A, discuss the terms of this agreement and how it led to your current business.  Specifically, describe the assets acquired, both intellectual property and customer contracts, and how they are used in your current business.

We have complied with this comment.

Results of Operations, page 19

16.         The revenues disclosed in this section do not appear consistent with the revenues shown in your statement of operations for the period ended June 30, 2010.  While you disclose $37,500 in revenue in your financial statement, here you disclose $30,167 from Pratt & Whitney, $14,086 from Honeywell, and $18,414 from the US Air Force.  Please revise to explain.

$32,500 is comprised of a Honeywell receivable of $14,086 and cash received from the Air Force contract of $18,414.  The $30,167 was not billed to Pratt & Whitney until July 15.  What was originally listed as a $5,000 sale of product and included in the $37,500 has been transferred to "other income."

17.         We note that you received contracts from the US Air Force Materials Research Laboratory in the amount of $749,682 and ARDEC in the amount of $135,987.  Please provide more information about the material terms of these contracts, including the timing and amount of anticipated revenues and any risks and uncertainties surrounding your ability to general these revenues.  Please file these contracts as exhibits to your Current Report on Form 8-K as required pursuant to Item 601 of Regulation S-K or explain why you believe you are not required to file these agreements.

The US Air Force contract in the amount of $749,692 is one of two US Air Force contracts we mention which is close in total funding. The contract for $749,692 was actually awarded near the end of our association with Technology Management Company (TMC) and was awarded to TMC.  A contract novation has been completed and approved by which the contract was awarded to B6 Sigma and its affiliated organizations. Electronic copies of the contract and the novation documents are attached as exhibits as you requested.  We have undertaken this work and have submitted billings to the US Air Force and received payments for our work as disclosed on the Air Force billing and revenue summary also attached as an exhibit.
The contract with ARDEC was actually awarded to Aerojet- General Corporation at the direction of ARDEC in which we are set forth as the principal contractor to perform the work. This was done as a convenience to the government in that it substantially reduced the time required for award.  The 8-k properly identified the Sigma Labs portion of this contract as $135,987. Although we have undertaken preliminary and organizational activities on behalf of ARDEC, we have not billed them for our services to date and, thus, have received no revenues to date. We anticipate receiving all of the revenues identified under this contract.  Electronic copies of the ARDEC / Aerojet – General contracts are also attached as exhibits.

18.         We note that in the last sentence on page 19 you state that the $18,414 in revenues you received from the US Air Force “successfully completed and closed a contract with a total funding level of $749,728.”  Please clarify how much of this funding you received pursuant to this agreement.  Also clarify whether this is a different contract from the $749,692 US Air Force contract referenced in the beginning of this section.

We have complied with this comment on Page 24.

19.         Please provide more insight into the nature of your $216,312 in general and administrative expenses for the period ended June 30, 2010.

We have complied with this comment on Page 24.

Financial Condition and Liquidity, page 20

20.         Please provide a more detailed assessment of your financial condition and liquidity outlook.  For example, disclose how long management expects that the private placement funds will sustain the company and how much additional financing the company will require to meet its current and future cash needs.  Also provide more information about the company’s specific spending commitments and funding requirements.  If you are unable to obtain additional funds, explain how that you impact your ability to perform existing contracts, acquire new business, and develop new products and services.

We have complied with this comment on Page 23 and 24.

Management and Directors, page 21

21.         We note that you do not have a chief financial officer.  Please include risk factor disclosure highlighting this fact and addressing how it will affect your ability to comply with your financial reporting obligations pursuant to federal securities laws.

We have added Risk Factor disclosure as per your comment.

22.           Please file the consulting agreement with Ms. Vekkos as an exhibit pursuant to Item 601 of Regulations S-K.

Complied with.

Certain Relationships and Related Transactions, page 29

23.           Please file the Stock Purchase Agreement between B6 Sigma and Ms. Walstrand as an exhibit pursuant to Item 601 of Regulations S-K.

Complied with.

24.           Provide disclosure required by Item 404(d) of Regulations S-K with respect to the shares and any other consideration received by Ms. Vekkos in the reorganization.

Complied with.

25.           Please explain the basis on which Ms. Walstrand and the Framewaves shareholders that she represents are related parties.  Also describe whether or not the individuals who purchased 388,000 shares are related parties.

Complied with.

Recent Sales of Unregistered Securities, page 31

26.           Please provide the disclosure required by Item 701 of Regulations S-K related to recent sales of unregistered securities within the past three years for both the registrant and B6 Sigma.

Complied with.

Item 9.01 – Financial Statements and Exhibits, page 32

27.           Please file the material agreements with respect to your private placement and debt conversion as exhibits pursuant to Regulations S-K Item 601.

Complied with.

Exhibit 99.1
B6 Sigma, Inc.
Audited Financial Statements for February 28, 2010

6. Subsequent Events

Asset Purchase Agreement, page 9

28.           Refer to the penultimate paragraph of page 9, which indicates that the B6 Sigma, Inc. entered into a purchase agreement with TMC for certain assets of Beyond 6 Sigma, a division of TMC Corporation (“TMC”).  Please disclose and explain to us how you accounted for this transaction.  Describe the assets and operations of Beyond 6 Sigma prior to the acquisition.  Describe which portions of Beyond 6 Sigma you acquired and what was retained by TMC.  Describe for us your consideration of whether the operations of Beyond 6 Sigma constituted a business, and whether historical and pro forma financial statements for Beyond 6 Sigma are required pursuant to Rules 8.04 and 8.05 of Regulations S-K.

Complied with on Page 8 and 9.

29.           Tell us if you consider Beyond 6 Sigma to be the predecessor company of B6 Sigma, Inc.  If not, please explain why and identify and quantify the assets and operations of the Beyond 6 Sigma division that were not acquired.

Complied with on Page 9.

30.           We note you disclose that Beyond 6 Sigma was formally a division of TMC.  Explain to us, in quantified detail, the nature and extent of TMC’s operations, assets and liabilities that were not acquired as part of the purchase of Beyond 6 Sigma.

Complied with on Page 9.

Exhibit 99.2
B6 Sigma, Inc.

Note 5 – Organizational Expenditures

31.           Costs of start-up activities, including organizational costs, should be expenses as incurred pursuant to ASC 720.15.25-1.  Please revise or advise us.

The financial statements as of June 30, 2010 have been revised to expense the costs of start-up activities.

Note 6 – Patents

32.           Please disclose the period over which you amortize your patents.

Our patents are amortized over 17 years. Disclosure has been added to the 8-k under the heading “Intellectual Property”.

We have endeavored to respond to all of the comments posted in your correspondence. Please feel free to contact the undersigned with any other questions.

Sincerely,

Mark Cola,
President